UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ISRAEL CHEMICALS LTD.

This report on Form 6-K is being furnished to provide the following information that was filed in Israel by Israel Chemicals Ltd. pursuant to Israeli Securities Law requirements.  This report is being furnished and not filed.

1.	Israel Chemical Ltd.’s announcement dated October 7, 2014 regarding the Postponement of General Shareholders Meeting

Item 1

October 7, 2014

Postponement of General Meeting

Following the immediate report dated August 20, 2014 (reference no. 2014-01-138657), regarding the convening of an extraordinary General Meeting for the approval of an amendment to the Compensation Policy and for the approval of an equity compensation plan for the Company's CEO, the Company wishes to announce that the General Meeting, originally scheduled for October 20, 2014, will be postponed to a later date during November or December 2014, in order to consolidate the extraordinary General Meeting with the annual General Meeting, that is planned to be convened during that time period.

A notice on the new date of the extraordinary General Meeting and the effective date thereof, will be announced by the Company in a subsequent immediate report.

Sincerely,
Israel Chemicals Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy, Manager of Market Risk Management

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: October 7, 2014